Filed Pursuant to Rule 424(b)(3)

Registration No.: 333-225610

November 28, 2018

MEDIGUS LTD.

PROSPECTUS SUPPLEMENT NO. 2

TO PROSPECTUS DATED JULY 19, 2018

This prospectus supplement supplements our prospectus dated July 19, 2018, or the Prospectus, relating to the offer and sale of 3,461,962 American Depositary Shares, or ADSs, representing 69,239,240 ordinary shares, par value NIS 1.00 per share, or the Ordinary Shares, which are issuable upon the exercise of 3,263,325 outstanding Series C warrants  and 198,637 warrants to be issued to the underwriter in our public offering, or the Underwriter Warrants, which closed on July 23, 2018, pursuant to a prospectus dated July 19, 2018.

Each Series C warrant is exercisable into one American Depository Share, or ADS, representing 20 ordinary shares, at an exercise price of $3.50 per ADS, collectively, the Series C Warrants. Series C Warrants are exercisable immediately and until five years from the date on which they were issued. Upon issuance, each Underwriter Warrant will be exercisable immediately and until July 18, 2023, at an exercise of $4.375 per ADS.

We will receive all of the proceeds from the exercise of the Series C Warrants and the Underwriter Warrants, collectively the Warrants.

We will not receive any proceeds from any such sale of the ADS to be issued as a result of the exercise of the Warrants.

This prospectus supplement is being filed to include the information set forth in the Immediate Report on Form 6-K furnished on November 28, 2018, with the U.S. Securities and Exchange Commission, which is set forth below. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

The ADSs trade on The NASDAQ Capital Market, or NASDAQ, under the symbol “MDGS.” On November 27, 2018, the last reported sale price of the ADSs on NASDAQ was $3.25 per ADS. Our Ordinary Shares trade on the Tel Aviv Stock Exchange Ltd., or TASE, under the symbol “MDGS.” On November 27, 2018, the last reported sale price of our ordinary shares on the TASE was NIS 0.59, or $0.16 per share (based on the exchange rate reported by the Bank of Israel on such date). The Series C Warrants are currently traded on NASDAQ under the symbol “MDGSW”. On November 27, 2018, the last reported sale price of the Series C Warrants on NASDAQ was $0.75 per Series C Warrant.

Investing in our securities involves a high degree of risk. Before investing in any of our securities, you should read the discussion of material risks in investing in our common stock. See “Risk Factors” on page 13 of the Prospectus and other risk factors contained in the documents incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

On November 28, 2018, we published our unaudited condensed consolidated interim financial statements, together with our operating and financial review, as of September 30, 2018, and for the three months then ended, both of which are presented herein below.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

MEDIGUS LTD.

TABLE OF CONTENTS

Page
Interim Condensed Consolidated Financial Statements – in US Dollars (USD) in thousands
Interim Condensed Consolidated Balance Sheets	F-2 - F-3
Interim Condensed Consolidated Statements of Loss and Other Comprehensive Loss	F-4
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity	F-5 - F-8
Interim Condensed Consolidated Statements of Cash Flows	F-9 - F-10
Notes to the Interim Condensed Consolidated Financial Statements	F-11 - F-19

F-1

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,
	2018	December 31,
	Unaudited	2017
	USD in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	11,925	2,828
Short-term deposit	-	3,498
Accounts receivables - trade	19	18
Other current assets	308	290
Inventory	72	180
	12,324	6,814

NON-CURRENT ASSETS:
Inventory	-	260
Property and equipment, net	93	120
Intangible assets, net	17	16
	110	396

TOTAL ASSETS	12,434	7,210

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-2

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,
	2018	December 31,
	Unaudited	2017
	USD in thousands
Liabilities and equity

CURRENT LIABILITIES:
Accounts payables - trade	198	190
Other current liabilities	786	767
	984	957
NON-CURRENT LIABILITIES:
Contract liability	118	118
Warrants at fair value	2,419	559
Retirement benefit obligation , net	62	65
	2,599	742
TOTAL LIABILITIES	3,583	1,699

SHAREHOLDERS’ EQUITY:
Ordinary share capital*	20,924	5,292
Share premium	48,942	55,040
Other capital reserves	625	330
Warrants	-	730
Accumulated deficit	(61,640)	(55,881)
TOTAL SHAREHOLDERS’ EQUITY	8,851	5,511

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,434	7,210

* On July 9, 2018, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of July 13, 2018, which was applied retrospectively for the calculation of the basic and diluted loss per ordinary share.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-3

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND
OTHER COMPREHENSIVE LOSS

	Three months ended		Nine months ended
	September 30,		September 30,		Year ended
	2018	2017	2018	2017	December 31
	Unaudited				2017
	USD in thousands
Revenues	217	117	338	313	467
Cost of revenues:
Products and services	147	69	212	145	219
Inventory impairment	160	-	304	297	297
Gross profit (loss)	(90)	48	(178)	(129)	(49)
Research and development expenses	401	654	1,363	1,744	2,208
Sales and marketing expenses	376	159	878	541	846
General and administrative expenses	1,954	490	2,674	2,429	3,005
Operating loss	(2,821)	(1,255)	(5,093)	(4,843)	(6,108)
Profit (loss) from changes in fair value of warrants issued to investors	(695)	(92)	(670)	2,242	3,502
Financial income (expenses) in respect of deposits and exchange rate differences, net	(9)	9	30	66	71
Financial expenses in respect of bank commissions	(4)	(4)	(10)	(15)	(17)
Financial income (loss), net	(708)	(87)	(650)	2,293	3,556
Loss before taxes on income	(3,529)	(1,342)	(5,743)	(2,550)	(2,552)
Taxes benefit (Taxes on income)	(1)	-	(16)	(17)	7
Loss and total comprehensive loss for the period	(3,530)	(1,342)	(5,759)	(2,567)	(2,545)

Basic loss per ordinary share*	(0.07)	(0.09)	(0.19)	(0.23)	(0.20)
Diluted loss per ordinary share*	(0.07)	(0.09)	(0.19)	(0.26)	(0.23)

Weighted average number of ordinary shares outstanding used to compute (in thousands)*

Basic loss per ordinary share*	52,920	15,025	30,549	11,187	12,568
Diluted loss per ordinary share*	52,920	15,025	30,549	11,722	12,969

* On July 9, 2018, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of July 13, 2018, which was applied retrospectively for the calculation of the basic and diluted loss per ordinary share.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-4

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Shareholders’ equity attributed to the owners of the Company
	Ordinary shares*	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total shareholders’ equity
	Unaudited
	USD in thousands
BALANCE AS OF JULY 1, 2018	5,292	55,145	881	538	(1,117)	730	(58,110)	3,359
CHANGES DURING THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2018:

Total comprehensive loss for the period	-	-	-	-	-	-	(3,530)	(3,530)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	3,179	(1,823)	630	-	-	-	-	1,986
Exercise of warrants, net	12,453	(5,430)	-	-	-	-	-	7,023
Stock-based compensation in connection with options granted to employees and service providers	-	-	13	-	-	-	-	13
Expiration of options granted previously to employees and service providers	-	320	(320)	-	-	-	-	-
Expiration of warrants	-	730	-	-	-	(730)	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS	15,632	(6,203)	323	-	-	(730)	-	9,022
BALANCE AS OF SEPTEMBER 30, 2018	20,924	48,942	1,204	538	(1,117)	-	(61,640)	8,851

 * On July 9, 2018, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of July 13, 2018, which was applied retrospectively for the calculation of the basic and diluted loss per ordinary share.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-5

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Shareholders’ equity attributed to the owners of the Company
	Ordinary shares*	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total shareholders’ equity
	Unaudited
	USD in thousands
BALANCE AS OF JULY 1, 2017	3,990	54,678	949	538	(1,117)	1,057	(54,561)	5,534
CHANGES DURING THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2017:

Total comprehensive loss for the period	-	-	-	-	-	-	(1,342)	(1,342)

TRANSACTIONS WITH SHAREHOLDERS:
Exercise of warrants	145	13	-	-	-	-	-	158
Stock-based compensation in connection with options granted to employees and service providers	-	-	7	-	-	-	-	7
Forfeiture and expiration of options granted previously to employees and service providers	-	29	(29)	-	-	-	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS	145	42	(22)	-	-	-	-	165
BALANCE AS OF SEPTEMBER 30, 2017	4,135	54,720	927	538	(1,117)	1,057	(55,903)	4,357

 * On July 9, 2018, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of July 13, 2018, which was applied retrospectively for the calculation of the basic and diluted loss per ordinary share.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-6

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Shareholders’ equity attributed to the owners of the Company
	Ordinary shares*	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total shareholders’ equity
	Unaudited
	USD in thousands
BALANCE AS OF JANUARY 1, 2018	5,292	55,040	909	538	(1,117)	730	(55,881)	5,511
CHANGES DURING THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018:

Total comprehensive loss for the period	-	-	-	-	-	-	(5,759)	(5,759)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	3,179	(1,823)	630	-	-	-	-	1,986
Exercise of warrants, net	12,453	(5,430)	-	-	-	-	-	7,023
Stock-based compensation in connection with options granted to employees and service providers	-	-	90	-	-	-	-	90
Expiration of options granted previously to employees and service providers	-	425	(425)	-	-	-	-	-
Expiration of warrants	-	730	-	-	-	(730)	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS	15,632	(6,098)	295	-	-	(730)	-	9,099
BALANCE AS OF SEPTEMBER 30, 2018	20,924	48,942	1,204	538	(1,117)	-	(61,640)	8,851

 * On July 9, 2018, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of July 13, 2018, which was applied retrospectively for the calculation of the basic and diluted loss per ordinary share.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-7

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Shareholders’ equity attributed to the owners of the Company
	Ordinary shares*	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total shareholders’ equity
	Unaudited
	USD in thousands
BALANCE AS OF JANUARY 1, 2017	1,189	53,817	779	538	(1,117)	1,057	(53,336)	2,927
CHANGES DURING THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2017:

Total comprehensive loss for the period	-	-	-	-	-	-	(2,567)	(2,567)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	1,344	179	221	-	-	-	-	1,744
Exercise of warrants, net	1,602	626	-	-	-	-	-	2,228
Stock-based compensation in connection with options granted to employees and service providers	-	-	25	-	-	-	-	25
Forfeiture and expiration of options granted previously to employees and service providers	-	98	(98)	-	-	-	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS	2,946	903	148	-	-	-	-	3,997
BALANCE AS OF SEPTEMBER 30, 2017	4,135	54,720	927	538	(1,117)	1,057	(55,903)	4,357

* On July 9, 2018, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of July 13, 2018, which was applied retrospectively for the calculation of the basic and diluted loss per ordinary share.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-8

 MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	Unaudited
	USD in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash flows used in operations (see Appendix)	(732)	(1,213)	(3,036)	(3,809)
Interest received	-	-	36	-
Income tax paid	(1)	-	(7)	(17)
Net cash flow used in operating activities	(733)	(1,213)	(3,007)	(3,826)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	-	-	-	(5,543)
Withdrawal of short-term deposits	-	5	3,498	1,005
Purchase of intangible assets	(2)	-	(6)	-
Net cash flow generated from (used in) investing activities	(2)	5	3,492	(4,538)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants and from exercise of warrants, net of issuances costs	8,634	1	8,634	6,524
Net cash flow generated from financing activities	8,634	1	8,634	6,524

INCREASE (DECREADE) IN CASH AND CASH EQUIVALENTS	7,899	(1,207)	9,119	(1,840)
BALANCE OF CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	4,032	2,444	2,828	3,001
GAIN (LOSS) FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(6)	8	(22)	84
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	11,925	1,245	11,925	1,245

Supplementary information on activities not involving cash flows -
Exercise of warrants	7,045	157	7,045	2,217

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-9

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix to the condensed consolidated statements of cash flows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	Unaudited
	USD in thousands
Net cash used in operations:
Loss for the period before taxes on income	(3,529)	(1,342)	(5,743)	(2,550)
Adjustment in respect of:
Retirement benefit obligation, net	-	-	(3)	7
Inventory impairment	160	-	304	297
Depreciation	9	15	27	46
Amortization	1	3	5	12
Loss (gain) from exchange differences on cash and cash equivalents	6	(8)	22	(84)
Interest received	-	-	(36)	-
Stock-based compensation in connection with options granted to employees and service providers	13	7	90	25
Loss (profit) on change in the fair value of warrants issued to investors	695	92	670	(2,242)
Issuance expenses which were attributed to the warrants classified as a financial liability and charged directly to profit or loss	1,565	-	1,565	908

Changes in operating asset and liability items:
Decrease (increase) in accounts receivables - trade	22	(66)	(1)	(67)
Decrease (increase) in other current assets	50	35	(5)	260
Increase (decrease) in accounts payable - trade and contract liability	132	(10)	8	(260)
Increase (decrease) in other current liabilities	124	(155)	10	(290)
Decrease in inventory	20	216	51	129
Net cash used in operations	(732)	(1,213)	(3,036)	(3,809)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-10

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.	Medigus Ltd. (the “Company”) was incorporated in Israel on December 9, 1999 and is resident in Israel. The address of its registered office is P.O. Box 3030, Omer, 8496500.

On July 22, 2007 the Company established a wholly owned subsidiary, MEDIGUS USA LLC, in the USA (hereinafter - the “Subsidiary”).

The Subsidiary has not been engaged in any business activities until October 2013.

On October 1, 2013, the Company and its Subsidiary entered into an inter-company agreement whereby the Subsidiary provides services to the Company in consideration for a reimbursement of its costs plus a reasonable premium.

The Company together with its subsidiary (hereinafter – the “Group”) is a medical device group specializing in developing innovative endoscopic procedures and devices. To date most of the Group’s research and development activities have been focused in developing and manufacturing of the Medigus Ultrasonic Surgical Endostapler (hereinafter - “MUSE”) endoscopy system, a FDA approved system, for the treatment of gastroesophageal reflux disease (hereinafter - “GERD”). In addition, the Group uses the technological platform it developed for the purpose of additional special systems and products that are suitable for both medical and industrial applications.

To date, the Group continues negotiations to market the MUSE endoscopy system, together with marketing and selling miniature cameras and related equipment.

b.

On July 9, 2018 the Company, held an Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) at the Company’s offices. At the Extraordinary Meeting, the proposals to amend the Company’s articles of association, and approve a reverse split of the Company’s ordinary shares was approved by the requisite vote of the Company’s shareholders. Following the approval of the shareholders at the Extraordinary Meeting, the Company effected a reverse split of the Company’s ordinary shares at the ratio of 10:1, such that each ten ordinary shares, par value NIS 0.10 per share, consolidated into one ordinary share, par value NIS 1.00 (the “Reverse Split”). The record date for determining which holders of the Company’s ordinary shares, and which holders of warrants or options to purchase ordinary shares, will have their holdings adjusted as a result of the Reverse Split was on July 13, 2018.

Concurrently with the Reverse Split, the Company effected a change in the ratio of ordinary shares to each of the Company’s American Depositary Shares (“ADSs”), such that after the Reverse Split is implemented each ADS will represent 20 post-Split Ordinary Shares, instead of 50 pre-Split Ordinary Shares.

Following the transactions mentioned above, the outstanding ordinary shares and ADS’s reduced to approximately 19.1 million and 0.95 million, respectively.

The effect of such consolidation was applied retrospectively for all the amount of shares, warrants, related par value and others presented in this note and elsewhere in the interim condensed consolidated financial statements.

The Company’s shareholders also approved an increase of the authorized share capital of the Company by an additional NIS 80,000,000, such that the authorized share capital increased to NIS 160,000,000 ordinary shares par value NIS 1.00 each.

F-11

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued):

c.	Since incorporation through September 30, 2018, the Group has accumulated deficit of approximately $61.6 million and its activities have been funded mainly by its shareholders. The Group’s cash and cash equivalents as of September 30, 2018, will allow the Group to fund its operating plan through at least the next 12 months. However, the Group expects to continue to incur significant research and development and other costs related to its ongoing operations and in order to continue its future operations, the Group will need to obtain additional funding until becoming profitable.

NOTE 2 - BASIS FOR PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:

a.

The Group’s interim condensed consolidated financial information as of September 30, 2018, and for the nine and three-month interim periods ended on that date (hereinafter - “The Interim Financial Information”) has been prepared in accordance with the guidance of IAS 34 ‘Interim Financial Reporting’.

The Interim Financial Information has been prepared on the basis of the accounting policies adopted in the Group’s audited consolidated financial statements for the year ended December 31, 2017 (“Annual Financial Statements”), which were prepared in accordance with International Financial Reporting Standards as adopted by the IASB. This Interim Financial Information should be read in conjunction with the 2017 Annual Financial Statements and notes thereto issued on March 22, 2018.

The Interim Financial Information is unaudited, does not constitute statutory accounts and does not contain all the information and footnotes required by accounting principles generally accepted under International Financial Reporting Standards for annual financial statements.

These interim condensed consolidated financial statements were approved on November 27, 2018.

b.	Estimates

The preparation of the interim condensed consolidated financial statements requires the Group’s management to exercise judgment and also requires use of accounting estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

In the preparation of these interim condensed consolidated financial statements, the significant judgments exercised by management in the application of the Group’s accounting policies and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Group’s 2017 Annual Financial Statements.

F-12

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - BASIS FOR PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued):

c.	Amendments to existing standards which become effective since 2018:

a)	International Financial Reporting Standard 15 “Revenues from Contracts with Customers” (hereinafter – IFRS 15):

IFRS 15 replace the directives on the subject of recognizing revenues that previously existing under International Financial Reporting Standards and introduces a new revenue model from customer contracts.

The core principle of IFRS 15 is that revenues from contracts with customers must be recognized in a way that reflects the transfer of control of goods or services supplied to customers in the framework of the contracts by amounts which reflect the proceeds that the entity expects that it will be entitled to receive for those goods or services.

IFRS 15 sets forth a single model for recognizing revenues, according to which the entity will recognize revenues according to the said core principle by implementing five stages:

(1)	Identifying the contract(s) with the customer.

(2)	Identifying the separate performance obligations in the contract.

(3)	Determining the transaction price.

(4)	Allocating the transaction price to separate performance obligations in the contract.

(5)	Recognizing revenue when (or as) each of the performance obligations is satisfied.

The Group applies IFRS 15 retroactively starting on January 1, 2018, in accordance with the transitional directive, which allows recognition of the cumulative effect of the initial application as an adjustment to the opening balance of equity of initial application.

The initial implementation of IFRS 15 did not have a material effect on the consolidated financial statements of the Group.

F-13

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - BASIS FOR PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued):

b)	International Financial Reporting Standard 9 “Financial Instruments” (hereinafter – “IFRS 9”):

IFRS 9 deals with the classification, measurement and recognition of financial assets and financial liabilities. The full version of IFRS 9 was published in July 2014. This Standard replaces the present existing directives in International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” (hereinafter – “IAS 39”) regarding the classification and measurement of financial instruments. IFRS 9 leaves the measurement model connected with measuring financial assets, but simplifies it and sets forth three main categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The classification is based on the business model of the entity and on characteristics of the contractual cash flows of the financial asset. Investments in capital instruments will be measured at fair value through profit or loss. Nevertheless, the entity’s management can choose, on the date of initial recognition, irrevocably, to present the changes in fair value of an investment in a capital instrument in other comprehensive income, without recycling them to profit or loss.

The Standard presents a new model for an impairment of financial instruments, based on the Expected Credit Loss Model. This model replaces the existing model in IAS 39, which is based on the Incurred Loss Model. The new impairment model requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, debt instruments measured at fair value in other comprehensive income and contract assets under IFRS 15 Revenue from Contracts with Customers. The new model, may result in an earlier recognition of credit losses.

Regarding classification and measurement of financial liabilities, there were no changes, excluding the recognition of changes in the fair value of liabilities designated to the fair value through “profit or loss” category, resulting from the entity’s own credit risk, in other comprehensive income.

The Group applies IFRS 9 retroactively starting on January 1, 2018, in accordance with the transitional directive, which allows recognition of the cumulative effect of the initial application as an adjustment to the opening balance of equity of initial application.

The initial implementation of IFRS 9 did not have a material effect on the consolidated financial statements of the Group.

F-14

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - BASIS FOR PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued):

d.	Standards which are not yet effective and have not been early adopted by the Group:

International Financial Reporting Standard 16 “Leases” (hereafter – “IFRS 16”).

The standard requires lessees, with certain exceptions, to recognize a lease liability reflecting future lease payments and a “right of use asset” for lease contracts. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, “Revenue from contracts with customers”, is also applied. The Company has examine the expected effects of the application of IFRS 16 on its consolidated financial statements. The Company intends to apply IFRS 16 on the date it becomes effective as from the first quarter of 2019, in accordance with the transitional directive, which allows recognition of the cumulative effect of the initial application as an adjustment to the opening balance of equity of initial application.

Based on such examination, management concluded that the implementation of IFRS 16 will not have a material effect on its consolidated financial statements.

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Estimates of fair value

The following is an analysis of the financial instruments measured at fair value, according to valuation methods. The levels are defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

●	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The following table presents the group’s financial liabilities that are measured at fair value September 30, 2018 and December 31, 2017:

	September 30,
	2018			December 31,
	Level 1	Level 3	Total	2017
	Unaudited			Level 3	Total
	USD in thousands
Financial liabilities at fair value through profit or loss -
Fair value of warrants	2,072	734	2,806	1,028	1,028
Unrecognized Day 1 loss	-	(387)	(387)	(469)	(469)
Warrants, net	2,072	347	2,419	559	559

F-15

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INVENTORY:

Composed as follows:

	September 30,
	2018	December 31,
	Unaudited	2017
	USD in thousands
Current assets:
Raw materials and supplies	45	67
Work in progress	15	79
Finished goods	12	34
	72	180

Non-current assets:
Raw materials and supplies	589	557
Finished goods	12	-
Provision for impairment of raw materials and supplies	(601)	(297)
	-	260

NOTE 5 - REVENUES:

Disaggregation of Revenue

The table below set forth our revenues by product for the periods presented:

	Three month ended		Nine month ended
	September 30,		September 30,		Year ended
	2018	2017	2018	2017	December 31,
	Unaudited				2017
	USD in thousands
MUSE™ system and related equipment	50	69	71	126	161
Miniature camera and related equipment	37	48	137	187	306
Development services	130	-	130	-	-
Total	217	117	338	313	467

F-16

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - TRANSACTIONS WITH RELATED PARTIES:

“Related Parties” – As defined in IAS 24 – ‘Related Party Disclosures” (hereinafter- “IAS 24”)

Key management personnel of the Company - included together with other entities, in the said definition of “Related Parties” mentioned in IAS 24, include some members of senior management.

a.	Transactions with related parties:

1)

	Three month ended		Nine month ended
	September 30,		September 30,		Year ended
	2018	2017	2018	2017	December 31,
	Unaudited				2017
	USD in thousands
Payroll and related expenses to the Chief Executive Officer of the Company*	91	91	286	328	478
Compensation to the directors of the Company, all not employed by the Company	30	14	69	50	71

*	Includes granted options benefit aggregated to $6 thousand and $1 thousand for the three months period ended September 30, 2018 and 2017, respectively, $20 thousand and $4 thousand for the nine months period ended September 30, 2018 and 2017, respectively and $11 thousand for the year ended December 31, 2017.

2)	Indemnification, exemption and insurance for directors and officers of the Company

a.	The Company provides its directors and officers with an obligation for indemnification and exemption.

b.	The Company maintain an active Directors and Officers’ insurance policy. The annual premium of the current policy was $80 thousand, such policy provide a coverage of $12 million with various deductible amounts not exceeding $350 thousand based on the claim geographic region.

b.	Balances with related parties:

	September 30,
	2018	December 31,
	Unaudited	2017
	USD in thousands
Current liabilities, presented in the balance sheets among “accounts payable and accruals”:
Directors fee	26	16
Chief Executive Officer bonus provision	-	56
	26	72

F-17

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - EQUITY:

On July 23, 2018, the Company completed a public offering with approximately $9.9.million gross proceeds, or $8.6 million net of issuance costs by issuing (a) 577,529 units at a price of $3.50 per unit, each unit consisting of (i) one ADS and (ii) one Series C warrant to purchase one ADS for an exercise price of $3.50 per ADS for a period of five years (hereinafter - “Series C Warrants”), and (b) 2,260,145 pre-funded units at a price of $3.49 per unit, each unit consisting of (i) one pre-funded warrant to purchase one ADS for an exercise price of $0.01 per ADS with no time limitation, and (ii) one Series C warrant.

As part of such public offering, the Company provided the underwriters an option exercisable within 30 days to purchase: (a) up to 425,651 additional ADSs for $3.50 per ADS and (b) up to 425,651 Series C Warrants for $0.01 per warrant. The underwriters exercised only the latter option.

The Company was also obligated to issue the underwriters 198,637 warrants to purchase 198,637 ADSs for an exercise price of $4.375 per ADS for a period of five years once the Company increases its authorized share capital. The fair value of such warrants as calculated by the Company as of the grant date amounted to $375 thousand.

Series C Warrants may, under certain circumstances, be exercised via a cashless exercise mechanism as defined in the warrant agreement. In addition, the number of warrants outstanding will be adjusted for certain events specified in the warrant agreement. As such Series C Warrants are classified as financial liabilities measured at fair value through profit or loss at each reporting period.

Accordingly, Series C Warrants were initially recognized at fair value. The difference between the fair value of Series C Warrants at initial recognition and the transaction price (“Day 1 Profit or Loss”) at the sum of $149 thousand was immediately recognized in the income statement.

The pre funded warrants are initially recognized at fair value adjusted to defer Day 1 Profit or Loss. Unrecognized Day 1 Profit or Loss was amortized on a straight line basis over of a period of approximately 30 days. Upon exercise, the carrying amount of the pre funded warrants (which is presented net of the related unrecognized Day 1 Profit or Loss, if any) is reclassified to equity. As a result, during the third quarter of 2018 the Company recognized Day 1 Profit or Loss related to the pre funded warrants in an amount of $441 thousand. Furthermore, during the third quarter of 2018, all pre funded warrants were exercised.

Issuance cost were attributed to equity and liability components in proportion with the allocation of the proceeds, amounting to $319 thousand and $1,565 thousand, respectively. Issuance cost attributed to the equity component were charged directly as a reduction to equity while those attributed to liability components were charged directly to profit or loss.

F-18

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – EQUITY (continued):

In the event of a fundamental transaction as defined in the Series C Warrant agreement (other than a fundamental transaction not approved by the Company’s board of directors), the Company or any successor entity shall at the option of the holder of Series C Warrants, exercisable at any time concurrently with, or within 30 days after, the consummation of the fundamental transaction, purchase such warrants from their holder by paying an amount of cash equal to the Black Scholes value of the remaining unexercised portion of the Series C Warrants on the date of the consummation of such fundamental transaction. The Black Scholes value of the said warrants as of September 30, 2018, amounted to $6,021 thousand. As of September 30, 2018, the Company believes that no event that constitutes a fundamental transaction has occurred.

NOTE 8 - SUBSEQUENT EVENTS:

a.	During November 2018 the board of directors of the Company decided to take steps to reduce the ordinary course expenses of the Company by approximately 20%.

b.	During November 2018 the board of directors of the Company, has resolved on a reorganization of the Company, which will include the transfer of all of the Company’s assets and intellectual property related to the Company’s miniature video cameras into a fully owned subsidiary of the Company. This technology transfer is intended to distinguish the Company’s miniature video cameras business from the other operations of the Company and will enable the Company to form a separate business unit with dedicated resources focused on the promotion of this technology.

F-19

Medigus Ltd.

Operating and Financial Review as of September 30, 2018, and for the three and nine months then ended

The information contained in this section should be read in conjunction with (1) our unaudited interim condensed consolidated financial statements as of September 30, 2018, and for the three and nine months then ended and related notes included in this report and (2) our audited consolidated financial statements as of December 31, 2017, and for the year then ended and related notes, which embedded within our 2017 Form 20-F filed with the Securities and Exchange Commission on March 22, 2018, or the annual report, and the other information contained in such annual report. Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report under the heading “Risk Factors.”

Three months ended September 30, 2018 compared to three months ended September 30, 2017

Revenues

Revenues for the three months ended September 30, 2018, were $217,000, an increase of $100,000, or 85%, compared to $117,000 for the three months ended September 30, 2017.

The table below set forth our revenues by product for the periods presented:

	Three month ended
	September 30, 2018		September 30, 2017
U.S. dollars; in thousands	Unaudited
MUSETM system and related equipment	50	23%	69	59%
Miniature camera and related equipment	37	17%	48	41%
Development services	130	60%	-	-
Total	217	100%	117	100%

The increase was primarily due to revenues for development services provided to A.M. Surgical, Inc., in the amount of $130,000 which was recorded during three month ended September 30, 2018.

Cost of revenues and inventory impairment

Cost of revenues and inventory impairment for the three months ended September 30, 2018, were $307,000, an increase of $238,000, or 345%, compared to $69,000 for the three months ended September 30, 2017. The increase was primarily due to the following:

1)	An increase in inventory impairment of $160,000. This amount was recorded as a result of an inventory analysis management performed. Such analysis matched between the inventory items held by the Company each balance sheet cut-off date compared to management forecast. The excess inventory represented the inventory impairment that was recorded.

2)	An increase in revenues as described above.

Gross Profit (Loss)

Gross loss for the three months ended September 30, 2018, was $90,000, a decrease of $138,000, compared to gross profit of $48,000 for the three months ended September 30, 2017. The decrease was primarily due to the inventory impairment of $160,000 recorded in the three months ended September 30, 2018.

Research and Development Expenses

Research and development expenses for the three months ended September 30, 2018, were $401,000, a decrease of $253,000, or 39%, compared to $654,000 for the three months ended September 30, 2017. The decrease was primarily due to marketing efforts which were implemented recently by the Company, such efforts include among other things allocating part of two employees’ salaries from research and development line item to the sales and marketing line item due to the nature of their current work which include training doctors and supporting them throughout their first few procedures and due to by one time charges of materials of $202,000 which occur during three month ended September 2017.

Sales and Marketing Expenses

Sales and marketing expenses for the three months ended September 30, 2018, were $376,000, an increase of $217,000, or 136%, compared to $159,000 for the three months ended September 30, 2017. The increase was primarily due to marketing efforts which were implemented recently by the Company, such efforts include among other things allocating part of two employees’ salaries to the sales and marketing line item due to the nature of their current work and due to prepaid expenses write-down related to materials that were used testing, training, demonstrations and promotional activities of MUSE systems.

General and Administrative Expenses

General and administrative expenses for the three months ended September 30, 2018, were $1,954,000, an increase of $1,464,000, or 299%, compared to $490,000 for the three months ended September 30, 2017. The increase was primarily due to professional services of approximately $1.6 million in connection with issuance expenses which were attributed to warrants classified as liabilities during three months ended September 30, 2018, as a result, such amount was allocated directly to the consolidated statement of loss and other comprehensive loss, such expense was not repeated in the three months ended September 30, 2017.

Operating loss

We incurred an operating loss of $2,821,000 for the three months ended September 30, 2018, an increase of $1,566,000, or 125%, compared to operating loss of $1,255,000 for the three months ended September 30, 2017. The increase in operating results was due to $138,000 decrease in gross profit, $217,000 increase in sales and marketing expenses and $1,464,000 increase in general and administrative expenses, partially offset by $253,000 decrease in research and development expenses.

Finance loss, net

Finance loss, net for the three months ended September 30, 2018, were $708,000, an increase of $621,000, compared to finance loss of $87,000 for the three months ended September 30, 2017. The increase was primarily due to higher loss from changes in fair value of warrants issued to investors in the three months ended September 30, 2018 vs. the three months ended September 30, 2017.

Warrants issued to investors classified as either liabilities or as part of the shareholders’ equity based on the accounting guidance established in connection with the rights attached to the warrants. The warrants that were classified as liabilities due to a cashless exercise mechanism are subject to adjustment to fair value each balance sheet cut-off date. This adjustment is presented separately within the consolidated statement of loss and other comprehensive loss. The significant loss recorded during the three months ended September 30, 2018 derived from an increase in the fair value of the warrants classified as liabilities relating primarily to warrants that were issued during the third quarter of 2018, and from day 1 loss which was recognized and related to warrants that were issued during the third quarter of 2018.

Loss before taxes on income

We incurred loss before taxes on income of $3,529,000 for the three months ended September 30, 2018, an increase of $2,187,000, compared to a loss before taxes on income of $1,342,000 for the three months ended September 30, 2017. The increase was due to $1,566,000 increase in operating loss and $621,000 increase in finance loss, net.

Loss and total comprehensive loss for the period

We incurred a loss and total comprehensive loss of $3,530,000 or negative $0.07 per basic and diluted ordinary share for the three months ended September 30, 2018, an increase of $2,188,000, compared to a loss and total comprehensive loss of $1,342,000 or negative $0.09 per basic and diluted ordinary share for the three months ended September 30, 2017.

Nine months ended September 30, 2018 compared to nine months ended September 30, 2017

Revenues

Revenues for the nine months ended September 30, 2018, were $338,000, an increase of $25,000, or 8%, compared to $313,000 for the nine months ended September 30, 2017.

The table below set forth our revenues by product for the periods presented:

	Nine month ended
	September 30, 2018		September 30, 2017
U.S. dollars; in thousands	Unaudited
MUSETM system and related equipment	71	21%	126	40%
Miniature camera and related equipment	137	41%	187	60%
Development services	130	38%	-	-
Total	338	100%	313	100%

Cost of revenues and inventory impairment

Cost of revenues and inventory impairment for the nine months ended September 30, 2018, were $516,000, an increase of $74,000, or 17%, compared to $442,000 for the nine months ended September 30, 2017.

Gross loss

Gross loss for the nine months ended September 30, 2018, was $178,000, an increase of $49,000, compared to gross loss of $129,000 for the nine months ended September 30, 2017.

Research and Development Expenses

Research and development expenses for the nine months ended September 30, 2018, were $1,363,000, a decrease of $381,000, or 22%, compared to $1,744,000 for the nine months ended September 30, 2017. The decrease was primarily due to bonuses to employees that were recorded during the nine months ended September 30, 2017 and due to marketing efforts which were implemented recently by the Company, such efforts include among other things allocating part of two employees’ salaries from research and development line item to the sales and marketing line item due to the nature of their current work which include training doctors and supporting them throughout their first few procedures and due to by one time charges of materials of $202,000 which occur during three month ended September 2017.

Sales and Marketing Expenses

Sales and marketing expenses for the nine months ended September 30, 2018, were $878,000, an increase of $337,000, or 62%, compared to $541,000 for the nine months ended September 30, 2017. The increase was primarily due to marketing efforts which were implemented recently by the Company, such efforts include among other things allocating part of two employees’ salaries to the sales and marketing line item due to the nature of their current work which include training doctors and supporting them throughout their first few procedures and due to prepaid expenses write-down related to materials that were used testing, training, demonstrations and promotional activities of MUSE systems.

General and Administrative Expenses

General and administrative expenses for the nine months ended September 30, 2018, were $2,674,000, an increase of $245,000, or 10%, compared to $2,429,000 for the nine months ended September 30, 2017. The increase was primarily due to professional services of approximately $1.6 million in connection with issuance expenses which were attributed to warrants classified as liabilities during nine months ended September 30, 2018 vs. $0.9 million during nine months ends September 30,2017, partially offset by bonuses to employees that were recorded during the nine months ended September 30, 2017 and due to a settlement with the Company’s former secretary and internal legal advisor that recorded in the nine months ended September 30, 2017.

Operating loss

We incurred an operating loss of $5,093,000 for the nine months ended September 30, 2018, an increase of $250,000, or 5%, compared to operating loss of $4,843,000 for the nine months ended September 30, 2017. The increase in operating results was due $49,000 increase in gross loss and $337,000 increase in sales and marketing expenses, $245,000 increase in general and administrative expenses, partially offset by $381,000 decrease in research and development expenses.

Finance income (loss), net

Finance loss, net for the nine months ended September 30, 2018, were $650,000, a decrease of $2,943,000, compared to finance income, net of $2,293,000 for the nine months ended September 30, 2017. The decrease was primarily due to lower profit from changes in fair value of warrants issued to investors in the nine months ended September 30, 2018 vs. the nine months ended September 30, 2017.

Warrants issued to investors classified as either liabilities or as part of the shareholders’ equity based on the accounting guidance established in connection with the rights attached to the warrants. The warrants that were classified as liabilities due to a cashless exercise mechanism are subject to adjustment to fair value each balance sheet cut-off date. This adjustment is presented separately within the consolidated statement of loss and other comprehensive loss. The significant profit recorded during the nine months ended September 30, 2017 derived from a decrease in the fair value of the warrants classified as liabilities relating primarily to warrants that were issued during the first quarter of 2017, and was primarily due to a reduction in price of the Company’s ordinary shares and the fact that remaining exercise period was shortened.

Loss before taxes on income

We incurred loss before taxes on income of $5,743,000 for the nine months ended September 30, 2018, an increase of $3,193,000, compared to a loss before taxes on income of 2,550,000 for the nine months ended September 30, 2017. The increase was due to $250,000 increase in operating loss and $2,943,000 decrease in finance income, net.

Loss and total comprehensive loss for the period

We incurred a loss and total comprehensive loss of $5,759,000 or negative $0.19 per basic and diluted ordinary share for the nine months ended September 30, 2018, an increase of $3,192,000, compared to a loss and total comprehensive loss of $2,567,000 or negative $0.23 per basic and negative $0.26 per diluted ordinary share for the nine months ended September 30, 2017. The increase in loss and total comprehensive loss was due to $3,193,000 increase in loss before taxes in income, partially offset by a decrease of $1,000 in taxes on income.

Additional information

Public offering:

On July 23, 2018, the Company completed a public offering for approximately $9.9.million gross proceeds, or $8.6 million net of issuance costs by issuing: (a) 577,529 units at a price of $3.50 per unit, each unit consisting of (i) one ADS and (ii) one Series C warrant to purchase one ADS for an exercise price of $3.50 per ADS for period of five years (hereinafter - “Series C Warrants”), and (b) 2,260,145 pre-funded units at a price of $3.49 per unit, each unit consisting of (i) one pre-funded warrant to purchase one ADS for an exercise price of $0.01 per ADS with no time limitation, and (ii) one Series C Warrant.

As part of such public offering, the Company provided the underwriters an option exercisable within 30 days to purchase: (a) up to 425,651 additional ADSs for $3.50 per ADS and (b) up to 425,651 Series C Warrants for 0.01 per warrant. The underwriters exercised only the latter option.

The Company was also obligated to issue the underwriters 198,637 warrants to purchase 198,637 ADS for an exercise price of $4.375 per ADS for a period of five years once the Company increases its authorized share capital.

During the third quarter of 2018, all pre funded warrants were exercised.

Since incorporation through September 30, 2018, we have an accumulated deficit of approximately $61.6 million and our activities have been funded mainly by our shareholders. Our cash and cash equivalents as of September 30, 2018 will allow us to fund our operating plan through at least the next 12 months. However, we expect to continue to incur significant research and development and other costs related to our ongoing operations and in order to continue our future operations, we will need to obtain additional funding until becoming profitable.

Cash flows:

The Company held approximately $12 million in cash and cash equivalents as of September 30, 2018.

Net cash used in operating activities was approximately $0.7 million and $3 million for the three and nine months, respectively ended September 30, 2018, compared to net cash used in operating activities of approximately $1.2 million and $3.8 million for the three and nine months, respectively ended September 30, 2017.

Net cash generated from investing activities was approximately $3.5 million for the nine months ended September 30, 2018, compared to $4.5 million net cash used in investing activities for the nine months ended September 30, 2017.

Net cash generated from financing activities was approximately $8.6 million for the nine months ended September 30, 2018, compared to net cash generated from financing activities of $6.5 million for the nine months ended September 30, 2017.